Exhibit 99.1

Commission File Number 001-31914

ANNOUNCEMENT ON SUPPLEMENTARY INFORMATION

REGARDING THE COMPENSATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT MEMBERS IN 2013

China Life Insurance Company Limited (the “Company”) has disclosed the information regarding the compensation of Directors, Supervisors and Senior Management members of the Company in its 2013 Annual Report on a preliminary basis. Information regarding their final compensation in 2013 is reported as follows:

Unit: RMB ten thousand

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2013 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Yang Mingsheng	Chairman and Executive Director	44.20	97.39	141.59	48.70	38.32	179.91	48.70	131.21
Wan Feng	Executive Director and President	39.78	87.65	127.43	43.83	35.30	162.73	43.83	118.90
Lin Dairen	Executive Director and Vice President	39.34	86.68	126.02	43.34	34.94	160.96	43.34	117.62
Liu Yingqi	Executive Director and Vice President	39.34	86.68	126.02	43.34	34.94	160.96	43.34	117.62
Miao Jianmin	Non-executive Director	—	—	—	—	—	—	—	—
Zhang Xiangxian	Non-executive Director	—	—	—	—	—	—	—	—
Wang Sidong	Non-executive Director	—	—	—	—	—	—	—	—

Commission File Number 001-31914

Name	Position	Basic annual salary	Annual performance bonus	Total salary	Including: deferral payment	Welfare (including benefits and contribution by the employer to social insurances, housing provident fund and enterprise annuity fund)	Total (before tax)	Including: deferral payment	The actual payment in 2013 (before tax)
		1	2	3=1+2	4	5	6=3+5	7	8=6-7
Sun Changji	Independent Non-executive Director	—	—	—	—	—	—	—	—
Bruce Douglas Moore	Independent Non-executive Director	25.00	7.00	32.00	—	—	32.00	—	32.00
Anthony Francis Neoh	Independent Non-executive Director	25.00	5.00	30.00	—	—	30.00	—	30.00
Tang Jianbang	Independent Non-executive Director	—	—	—	—	—	—	—	—
Xia Zhihua	Chairperson of the Supervisory Committee	39.34	86.68	126.02	43.34	34.94	160.96	43.34	117.62
Shi Xiangming	Supervisor	61.55	48.21	109.76	—	33.27	143.03	—	143.03
Luo Zhongmin	Supervisor	12.00	3.00	15.00	—	—	15.00	—	15.00
Yang Cuilian	Employee Representative Supervisor	58.98	49.99	108.97	—	33.80	142.77	—	142.77
Li Xuejun	Employee Representative Supervisor	58.98	46.20	105.18	—	32.90	138.08	—	138.08
Liu Jiade	Vice President	39.34	86.68	126.02	43.34	34.94	160.96	43.34	117.62
Zhou Ying	Vice President	39.34	86.68	126.02	43.34	34.94	160.96	43.34	117.62
Su Hengxuan	Vice President	39.34	86.68	126.02	43.34	34.94	160.96	43.34	117.62
Miao Ping	Vice President	39.34	86.68	126.02	43.34	34.86	160.88	43.34	117.54
Liu Anlin	Vice President	32.78	90.29	123.07	36.12	31.42	154.49	36.12	118.37
Xu Hengping	Chief Operating Officer	36.69	80.83	117.52	40.42	33.24	150.76	40.42	110.34
Li Mingguang	Chief Actuary	40.83	75.39	116.22	33.68	31.27	147.49	33.68	113.81
Yang Zheng	Chief Financial Officer	27.52	60.62	88.14	30.31	22.52	110.66	30.31	80.35
Zheng Yong	Board Secretary	34.40	26.95	61.35	—	17.04	78.39	—	78.39

TOTAL	—	—	—	—	—	—	2,611.95	—	2,075.51

Commission File Number 001-31914

Notes:

1.	The total compensation before tax in the above table refers to the total amount of compensation received by the Directors, Supervisors and Senior Management members of the Company for the year 2013 and includes the amount disclosed in the Company’s 2013 Annual Report.

2.	Pursuant to the relevant PRC regulations, Independent Non-executive Directors Sun Changji and Tang Jianbang did not receive any compensation from the Company in 2013.

3.	The compensation for Directors, Supervisors and Senior Management members of the Company is calculated based on their respective terms of office in 2013. The annual performance bonus of Vice President Liu Anlin includes the performance bonus paid to him for serving as the General Manager of the Beijing Branch of the Company.

4.	The compensation for the Directors and Supervisors of the Company in 2013 is subject to the approval at the 2014 Annual General Meeting of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 24 March 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh,
Chang Tso Tung Stephen, Huang Yiping